

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2018

William Enright
President and Chief Executive Officer
Altimmune, Inc.
910 Clopper Road, Suite 201S
Gaithersburg, Maryland 20878

      Re: Altimmune, Inc.
          Registration Statement on Form S-1
          Filed July 30, 2018
          File No. 333-226441

Dear Mr. Enright:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Healthcare & Insurance

cc: Stuart Bressman, Esq. - Proskauer Rose LLP